UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2018

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Acquisition of Shares of Siren Holdings Korea Co., Ltd.

On May 8, 2018, the Board of Directors of SK Telecom Co., Ltd. (the “Company”) resolved to acquire shares of Siren Holdings Korea Co., Ltd.(“SHK”), which wholly owns ADT CAPS Co., Ltd. (“ADT CAPS”).

1.Details of SHK	Company Name	Siren Holdings Korea Co., Ltd.
	Location	Republic of Korea	Representative	Norma Rose Kuntz
	Share Capital (Won)	6,735,405,000	Relationship to Company	—
	Number of Shares Issued	1,347,081	Principal Business	Holding company
2. Details of Share Acquisition	Number of Shares to be Acquired	740,895
	Acquisition Amount (Won)	702,000,000,000* * Subject to purchase price adjustments as of the closing date of the acquisition.
	Ratio of Acquisition Amount to the Company’s Total Shareholders’ Equity as of December 31, 2017	3.89%
3. Number of Shares to be Held and Shareholding Ratio after Share Acquisition	Number of Shares to be Held	740,895
	Shareholding Ratio	55.00%
4. Acquisition Method		Cash

5. Purpose of Acquisition

In order to strengthen its security business and expand its residential customer base, the Company resolved to secure the management rights of ADT CAPS by acquiring a stake in SHK, of which ADT CAPS is a wholly-owned subsidiary.

6. Scheduled Acquisition Date

Although the Company expects the closing date to be within six months of the date of the acquisition agreement, the closing date is subject to change depending on when the closing conditions are met, including obtaining approval from the Korea Fair Trade Commission. If approval is obtained from the Korea Fair Trade Commission, the closing date will be the fifteenth business day after the approval date.

7. Date of the resolution by the Board of Directors		May 8, 2018
— Attendance of Outside Directors	Present	5
	Absent	0
8. Related Put or Call Agreements		None

9. Other Matters Relating to an Investment Decision

- The number of SHK’s shares to be acquired listed in Item 2. above refers to the number of shares not as of the date of the acquisition agreement but the number of shares after the following steps have been taken, which are expected to occur within approximately the next two months. Siren Investments Korea Co., Ltd. will be merged with and into SHK with SHK as the surviving entity. After consummation of the merger, steps will be taken so that CAPSTEC Co., Ltd. and ADT Security Co., Ltd., which are subsidiaries of ADT CAPS, will become subsidiaries of SHK.

- The consummation of this acquisition is subject to obtaining governmental approval, among other conditions. Therefore, investors should be aware that the acquisition may not be consummated as set forth herein.

[Summary Financial Information of Siren Holdings Korea Co., Ltd. (Unit: in millions of Won)]

As of and for the year ended December 31,	Assets	Liabilities	Total Shareholder’s Equity	Share Capital	Revenue	Net income
2017	2,292,655	2,168,591	124,064	6,735	721,691	10,788
2016	2,383,897	1,965,530	418,367	6,735	693,314	-91,765
2015	2,453,237	1,942,872	510,365	6,735	666,440	-81,778

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi

(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: May 8, 2018

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